TERYL RESOURCES CORP.

Security Class

Holder Account Number

-------

Fold

Form of Proxy - Annual General Meeting to be held on Monday, January 4, 2010

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.    Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof.  If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.    If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy.  If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.    This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.    If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.    The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.    The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.    This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

-------

Fold

8.    This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by by 9:30 a.m., Pacific Standard Time on Wednesday, December 30, 2009, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting or adjournment thereof.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

To Vote Using the Internet

•  Call the number listed BELOW from a touch tone

•  Go to the following web site:

telephone.

www.investorvote.com

1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER

HOLDER ACCOUNT NUMBER

ACCESS NUMBER

13OC09078.E.SEDAR/000001/000001/i

Appointment of Proxyholder

I/We, being holder(s) of Teryl Resources Corp. hereby appoint: John

Print the name of the person you are

Robertson, or failing him, Jennifer Lorette,

appointing if this person is someone

OR

other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of Teryl Resources Corp. to be held at The River Club,

11111 Horseshoe Way, Richmond, British Columbia, V7A 4Y1, on January 4, 2010 at 9:30 a.m. (Pacific Standard Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

For

Against

1. Set the Number of Directors

To set the number of Directors at 5.

2. Election of Directors

-------

For

Withhold

For

Withhold

For

Withhold

Fold

01. John Robertson

02. Jennifer Lorette

03. Monique van Oord

04. Susanne Robertson

05. Larry Gold

For

Withhold

3. Appointment of Auditors

To appoint Morgan and Company, Chartered Accountants, as Auditor for the ensuing year and to authorize the Directors to fix the Auditor’s remuneration.

For

Against

4. Stock Option Plan

To pass an ordinary resolution to ratify, confirm and approve the Company’s Stock Option Plan.

For

Against

-------

Fold

5. Other Business

To transact such other business as may properly come before the Meeting.

Authorized Signature(s) - This section must be completed for your

Signature(s)

Date

instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Interim Financial Statements - Mark this box if you would like to receive interim financial

Annual Financial Statements - Mark this box if you would like to statements and accompanying Management’s Discussion and Analysis by mail.

receive the Annual Financial Statements and accompanying

Management’s Discussion and Analysis by mail.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

0   8   0   1   0   4

A  R  1

T  R  C  Q